UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
or
☐TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 000-12436
A. Full title of the Plan and address of the Plan, if different from that of the issuer named below:
Colony Bankcorp, Inc. 401(k) Plan
B. Name of the issuer of the securities held pursuant to the plan and the address of the principal executive office:
Colony Bankcorp, Inc.
115 South Grant Street
Fitzgerald, Georgia 31750

COLONY BANKCORP, INC. 401(k) PLAN CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants
Colony Bankcorp, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Colony Bankcorp, Inc. 401(k) Plan (the “Plan”) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mauldin & Jenkins, LLC

We have served as the Plan’s auditor since 2021.

Albany, GA
June 28, 2021

COLONY BANKCORP, INC. 401(k) PLAN STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2020	December 31, 2019
Assets

Investments at fair value	$13,745,150	$9,422,207
Investment at contract value	3,129,691	3,533,073
	16,874,841	12,955,280

Receivables
Employer’s contribution	52,892	33,799
Participants’ contributions	—	50,686
Notes receivable from participants	394,349	285,019
	447,241	369,504
Total assets	17,322,082	13,324,784

Liabilities
Excess participant contributions payable	70,196	49,403
Net Assets Available for Benefits	$17,251,886	$13,275,381

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2020

Additions
Investment income
Net appreciation in fair value of investments	$1,957,815
Interest and dividends	177,753
2,135,568

Interest income on notes receivable from participants	18,255

Contributions
Employer	1,027,641
Participants	1,557,473
Rollovers	706,069
3,291,183

Total additions	5,445,006

Deductions
Benefits paid to participants	1,336,016
Deemed distributions of loans	32,508
Administrative expenses	99,977
Total deductions	1,468,501

Net increase	3,976,505

Net assets available for benefits	2,969,352
Beginning of year	13,275,381
End of year	$17,251,886

See accompanying notes which are an integral part of these financial statements.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(1) Description of Plan

The following description of the Colony Bankcorp, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for the exclusive benefit of eligible employees of Colony Bankcorp, Inc. (the Company) and their beneficiaries. Employees are eligible to make elective employee deferred contributions after completion of 30 days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 100 percent of pretax compensation, as defined in the Plan, or the maximum allowable by law. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover). Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an automatic enrollment provision whereby all newly-eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3 percent of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. The Company may make a discretionary matching contribution equal to a uniform percentage or dollar amount of the participants’ elective deferrals. To be eligible for the Company matching contribution, participants must be 21 years of age and complete one year of service. The Company may also make a discretionary nonelective contribution to the Plan in an amount that will be determined each year. To be eligible for the Company nonelective contribution, employees must be 21 years of age, have one year of service with completion of 1,000 hours of service, and be employed on the last day of the Plan year. Employees may also share in the Company nonelective contribution for the year if they terminate employment due to death, disability, or attainment of normal retirement age. The Company did not mark a nonelective contribution for 2020 and 2019. Contributions are subject to certain limitations.

Effective January 1, 2019, the Plan was amended to change the eligibility for purposes of employer matching contributions to 30 days of service. The Company’s Board of Directors voted to approve a matching contribution of 100 percent of the first 3 percent employee contribution and 50 percent of the next 4 percent employee contribution for a total Company match of up to 5 percent.

Effective December 15, 2019, the Plan was restated. As part of the restatement, employees may elect to designate all or any portion of elective deferral contributions as Roth elective deferral contributions. Also, as part of the restatement, the automatic elective deferral contribution shall be automatically increased as soon as administratively feasible on or after each March 1st by 1 percent up to a maximum automatic elective deferral contribution of 10 percent.

Participant Accounts

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions and qualified rollover contributions, and adjusted for gains and losses based on the investment performance of a participant’s account, less any withdrawals, distributions and allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific transactions, as defined. The participant is entitled to a benefit equal to his or her vested account balance.

Vesting

Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting in the employer’s contribution portion of their accounts plus actual earnings thereon is based on years of service. Participants vest in employer contributions 20 percent after two years of service, 40 percent after three years of service, 60 percent after four years of service, 80 percent after five years of service. A participant is 100 percent vested after 6 years of credited service.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account. Loan terms generally may not exceed five years. However, if the loan is used for the purchase of the principal residence of the participant, the Plan administrator my permit a longer repayment term. The loan interest rate is set at 1 percent over the prime rate published in the Wall Street Journal on the first business day of the month the loan is originated. Scheduled principal and interest payments are paid through payroll deductions.

In April 2020, the Plan was amended for the Corona Virus Aid, Relief, and Economic Security Act (CARES Act). The CARES Act amendment allows impaired participants to receive up to $100,000 in aggregate for withdrawals before December 31, 2020, waives the 10% penalty tax for early withdrawal, allows repayment of withdrawals if repayment occurs within three years of distribution and allows impaired participants to borrow up to the lesser of $100,000 or 100% of their vested balance for 180 days beginning March 27, 2020. Impacted participant loan payments due from May 27, 2020 through December 31, 2020, including those due following a severance of employment, may be delayed for one year.

Payment of Benefits

Upon termination of service due to death, disability, retirement or other reason, a participant or beneficiary will receive a lump-sum amount equal to the value of the participant’s vested interest in his/her account or periodic installments over a period of years not exceeding the normal joint life expectancy of participant and spouse, if applicable.

Hardship Withdrawals

In the event funds are needed because of extreme financial hardship, as defined by law, the participant may be allowed to make a withdrawal of his/her vested account balance from eligible accounts, as defined by the Plan. In accordance with the Internal Revenue Code (the IRC), benefits withdrawn prior to age 59½ may be subject to additional taxes.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Forfeited Accounts

Forfeitures are created when participants terminate employment before becoming entitled to their full benefits from the contributions under the Plan. These forfeited amounts will be held in a money market fund and used to pay reasonable Plan expenses first, then allocated to reduce future employer contributions. As of December 31, 2020 and 2019, forfeited nonvested amounts totaled $30,201 and $16,514, respectively. There were no forfeitures used to reduce the employer contributions in 2020 and 2019.

Investment Options and Investments

Participants direct the investment of all contributions into various investment options offered by the Plan. Participants may change their investment options at any time. As of December 31, 2020, the Plan offered diversified investments in various mutual funds, the Company's common stock, one real estate securities separate account and one guaranteed fixed annuity account as investment options for participants.

(2) Summary of Significant Accounting Policies

The accounting policies of the Plan are maintained in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The following describes the more significant of those policies:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value (except for the fully benefit-responsive investment contract, which is reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the trustees and investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Earnings on investments are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances. For notes receivable from participants, the portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related maintenance fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 and 2019. Delinquent loans are treated as distributions based upon the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment-related expenses are included in net appreciation in fair value of investments.

Events Occurring After Reporting Date

Plan management has evaluated events and transactions that occurred between December 31, 2020 and the issuance of the report for possible recognition or disclosure in the financial statements.

(3) Group Annuity Contract with Principal Life Insurance Company

In 2019, the Plan entered into a traditional fully benefit-responsive guaranteed investment contract with Principal Life Insurance Company (Principal Life) totaling $3,129,691 and $3,533,073 at December 31, 2020 and 2019. Principal Life maintains the contributions in a general account. The general account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Principal Life is contractually obligated to repay the principal and the specified interest rate guaranteed to the Plan. The crediting rate is a composite weighted average of underlying guarantees provided in the contract and will not be less than 0 percent. Each underlying guarantee is in effect for its full maturity. The composite rate is reset semiannually based on the changing weighted average of the underlying guarantees and applies prospectively.

The contract provides for benefit payments at book value (i.e., no market value adjustments or surrender charge adjustments) for withdrawals due to retirement, termination of employment, disability, loans, plan termination or death, including participant-directed transfers. Participant investment transfers to noncompeting investment options have no restrictions. Direct participant investment transfers to competing Plan investment options are not allowed. Indirect participant transfers to competing Plan

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

investment options will generally be subjected to an equity wash. An equity wash generally requires that transfers must be directed to a noncompeting investment option under the Plan for 90 days before such transferred amounts may be directed to any competing Plan investment option available under the Plan. Competing Plan investment options include other guaranteed investment options or a stable value, money market or other short-term fixed income investment option.

The contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the Plan. Contract value as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value as of December 31, 2020 and 2019 equals fair value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

The Plan’s ability to receive amounts due is dependent on the issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments. There are no reserves against contract value for credit risk of the contract issuer. There are no unfunded commitments associated with the contract.

Certain events might limit the ability of the Plan to transact at contract value with the issuer. Such events include (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, and (3) premature termination of the contract. A surrender charge of 10 percent is assessed on all withdrawals by the Company and transfers by the Company in excess of 20 percent of the accumulated Company’s withdrawal and transfer percentage as of the date of the withdrawal transfer. The surrender charge is deducted from any amounts withdrawn or transferred by the Company unless paid by the Company. No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Principal Life and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events and circumstances allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Such events and circumstances include (1) Plan amendments that operate in a manner that would materially and adversely affect the terms or operation of the contract, (2) announcement by Principal Life that the contract will no longer establish new guaranteed interest balances, and (3) there are no guaranteed interest balances that have been established that are accepting deposits.

(4) Fair Value Measurements

FASB issued a statement that defines fair value and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

Level 2 Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability; and
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Common stock: The Company’s common stock trades on the Nasdaq Global Select Market (“Nasdaq”),     and its value is based on a quoted market price qualifying it as a Level 1 investment

Mutual Funds: Mutual funds are reported at fair value utilizing Level 1 inputs, determined by quoted prices on nationally recognized exchanges.

Collective Trust Fund: The collective trust fund (the fund) is valued based on units of participation in the Federated Capital Preservation Fund. The Federated Capital Preservation Fund is a stable value fund which holds synthetic, separate account, and traditional guaranteed investment contracts. The fund attempts to maintain a stable value of $10 per participation unit. However, there can be no assurance that the value of the units in the fund will not fluctuate. The value of each unit is determined by subtracting total liabilities from total assets and dividing the remainder by the number of units outstanding. The fund’s assets will generally be valued at fair value as determined in good faith by the trustee of the fund in accordance with the valuation procedures set forth in the Declaration of Trust. As the investment is indirect, there is no readily determinable fair value and the fund is valued at the NAV practical expedient and shown outside of the fair value hierarchy.

Pooled separate accounts: Pooled separate accounts invest in registered mutual funds or collective investment trusts. The separate account owns and holds the underlying mutual fund or collective trust shares which are valued daily at their net asset value (“NAV”). The separate account is valued at its accumulation unit value (“AUV”) determined daily based on the NAV of shares of the underlying fund, the fund’s dividends, and the contract’s separate account charges. The AUV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported AUV. Participant transactions (purchases and sales) may occur daily. There are no participant or Plan redemption restrictions for these investments, and there are no unfunded commitments.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value at December 31, 2020 and 2019:

	Level 1	Level 2		Level 3	Total
December 31, 2020
Mutual funds	$12,575,519	$—		$—	$12,575,519
Investment measured at practical expedient (a)	—	—		—	22,892
Common stock	1,146,739	—		—	1,146,739
Total Investments at Fair Value	$13,722,258	$—		$—	$13,745,150

December 31, 2019
Mutual funds	$8,681,234	$—		$—	$8,681,234
Investments measured at NAV practical expedient (a)	—	—		—	740,973
Total Investments at Fair Value	$8,681,234	$—	$—	$—	$9,422,207

(a)    In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes the investments measured using the NAV practical expedient as of December 31, 2020 and 2019. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	2020	2019	Unfunded	Redemption	Redemption
	Fair Value	Fair Value	Commitments	Frequency	Notice Period
Collective Trust Fund	$—	$740,973	None	Daily	1 Day
Pooled Separate Account	22,892	—	None	Daily	1 Day

The Plan recognizes transfers of assets into and out of fair value hierarchy levels as of the date an event or change in circumstances causes the transfer. There were no transfers among levels in the years ended December 31, 2020 and 2019.

(5) Income Tax Status

In December 2019, the Plan adopted the Principal Financial Group 401(k) Volume Submitter Plan. The volume submitter plan sponsor, Principal Life Insurance Company, has received a favorable opinion letter from the IRS which states that is volume submitter plan, in form, meets the requirements of Section 401(s) of the IRC, and therefore, is tax-exempt under the provision of Section 401(a). Although the Plan

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believes the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Party-in-Interest Transactions

Certain Plan investments are managed by Principal Trust Company. Principal Trust Company is the trustee as of December 31, 2020 and 2019 and therefore, these transactions qualify as party-in-interest transactions.

At December 31, 2020 the Plan held shares of Colony Bankcorp, Inc. common stock with a current value of $1,146,739. The plan also held notes receivable from participants with interest rates ranging from 4.25% to 6.50% with a current value of $394,349 and $285,019 as of December 31, 2020 and 2019, respectively.

Administrative expenses on the statement of changes in net assets available for benefits include $13,562 paid by the Plan for investment management and $86,415 paid to the trustee for administrative services. These administrative expenses are offset by revenue sharing fees credited to the Plan. The revenue sharing fees are deposited into an expense account on a monthly basis. Deposits of $7,486 received for the year ended December 31, 2020, are included on the statement of changes in net assets available for benefits as other income. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempted from the prohibition of party-in-interest transactions under ERISA.

(7) Excess Participant Contributions Payable

The Plan failed to pass the Average Deferral Percentage (ADP) test for the 2020 and 2019 Plan years. Excess contributions of $70,196 are recorded as a liability in the accompanying statement of net assets available for benefits as of December 31, 2020 and as a reduction of contributions received from participants for the year. The Plan distributed the 2020 excess contributions to the applicable participants prior to March 15, 2021.

The Plan also recognized a liability for excess contributions of $49,403 in the accompanying statement of net assets available for benefits as of December 31, 2019. The Plan distributed the excess contributions to the applicable participants prior to March 15, 2020.

COLONY BANKCORP, INC. 401(k) PLAN
Notes to Financial Statements

(8) Plan Termination

Although it has not expressed any intent to do so, Colony Bankcorp, Inc. has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

(9) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate risk, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2020	December 31, 2019
Net assets available for benefits per the financial statements	$17,251,886	$13,275,381
Difference in stable value fund valuation	—	10,965
Excess contributions payable	70,196	49,403
Net Assets Available for Benefits per Form 5500	$17,322,082	$13,335,749

The following is a reconciliation of total additions and deductions per the financial statements for the year ended December 31, 2020 to Form 5500:

Additions per the Financial Statements	$5,445,006
Net excess contributions payable	20,793
Other income	(10,965)
Additions per Form 5500	$5,454,834

(11) Coronavirus Covid-19 Pandemic

In December 2019, a novel strain of coronavirus (COVID-19) surfaced, which has and is continuing to spread throughout the world. In March of 2020, the World Health Organization declared the outbreak a pandemic. The extent to which COVID-19 impacts the Plan’s financial condition will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration, severity, and scope of the outbreak, and the actions taken to contain its impact, as well as actions taken to limit the resulting economic impact, among others.

SUPPLEMENTAL SCHEDULE
(SEE INDEPENDENT AUDITOR’S REPORT)

COLONY BANKCORP, INC. 401(k) PLAN
EIN: 58-1492391
FORM 5500 SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020

(A)	(B)	(C)	(D)	(E)
*	Identity of issuer or similar party	Description of assets	Cost **	Current value
	Fixed Annuity
*	Guaranteed Option	Fixed annuity		$3,129,691

	Mutual Funds
	Fidelity Adv Total Bond Z	Mutual fund		1,628,562
	Fidelity 500 Index	Mutual fund		1,119,097
	Fidelity Mid Cap Index	Mutual fund		441,129
	Fidelity Small Cap Index	Mutual fund		424,275
	MFS Research International R6	Mutual fund		680,017
	JP Morgan Equity Income R6	Mutual fund		1,394,628
	JP Morgan Undisc Mgrs Behavioral Value Fund	Mutual fund		365,181
	American Funds NewWorld R6	Mutual fund		801,624
	Vanguard Lifestrategy Moderate Growth	Mutual fund		206,603
	Vanguard Developing Markets Index	Mutual fund		804,020
	Wells Fargo SP Mid Cap Value	Mutual fund		357,944
	T. Rowe Price Bl Chip Growth	Mutual fund		1,655,957
	BlackRock Mid Cap Growth	Mutual fund		664,590
	BlackRock iShares US Agg Bond	Mutual fund		1,670,735
	Legg Mason ClearBridge Small Cap	Mutual fund		361,157

	Total Mutual Funds			12,575,519

	Employer Stock Fund
*	Colony Bankcorp, Inc.	Common Stock		1,146,739

	Pooled Separate Account
*	Principal Real Estate Investment	Real estate securities separate account		22,892

*	Participant Loans	4.25% - 6.50% Interest Rates, Maturing at Various Dates through November 2024		394,349
				$17,269,190
*    Party-in-Interest.
** All funds are participant-directed investments. Cost amounts are not required for participant-directed funds.

Index to Exhibits

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm - Mauldin and Jenkins, LLC.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Colony Bankcorp, Inc. 401(k) Plan

/s/ Tracie Youngblood
Tracie Youngblood
Executive Vice-President and Chief Financial Officer

June 28, 2021